Mail Stop 4561

January 14, 2008

VIA USMAIL and FAX (702) 233 - 2586

Mr. Sean McKay
Chief Accounting Officer
Black Gaming, LLC
10777 West Twain Avenue
Las Vegas, Nevada 89135

> **Re:** **Black Gaming, LLC**
> **Form 10-K for the year ended 12/31/2006**
> **Filed on 4/2/2007**
> **File No. 333-123179**

Dear Mr. Sean McKay:

We have reviewed your response letter dated January 11, 2008 and have the following additional comment. Where indicated, we think you should revise your documents in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Provide to us the information requested if indicated and please be as detailed as necessary in your explanation.

FORM 10-K FOR THE YEAR ENDED DECEMBER 31, 2006

Financial Statements and Notes

Note 1 – Organization and Description of Business and Basis of Presentation, page 49

1. We have read your response to comment one. In previous correspondence, you indicated that common control was established on December 20, 2004 and that common management existed prior to this date. Please clarify the discrepancy between your current and previous correspondence.

* * * *

       As appropriate, please respond to this comment within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your amendment that key your response to our comment and provides any requested information. Detailed cover letters greatly facilitate our review. Please file your cover letter on EDGAR. Please understand that we may have additional comments after reviewing your response to our comment.

       You may contact Wilson K. Lee, at (202) 551-3468 or me, at (202) 551-3498 if you have questions.

       Sincerely,

       Linda Van Doorn
       Senior Assistant Chief Accountant